April 1, 2005

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

RE:	Stepan Company

Form 10-K for the fiscal year ended December 31, 2004

File No. 1-4462

Dear Mr. Decker:

We have received your letter dated March 18, 2005 with respect to the above filing of Stepan Company (the “Company”) with the Securities and Exchange Commission. Our responses to your comments are set forth below. For purposes of referencing our responses, the comments from your letter have been included below prior to each response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

2.	Please revise your table of contractual obligations to present periods no greater than those specified in Item 303(a)(5)(i) of Regulation S-K:

Response – Please see the response to comment 3, which addresses both comments 2 and 3.

3.	Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to SEC Release 33-8350.

Response – Please see the following revised table of contractual obligations. The periods presented conform to those specified in Item 303(a)(5)(i) of Regulation S-K, and an additional line has been added to disclose estimated interest payments on the Company’s debt. Revisions to the original narrative disclosure are italicized.

Securities and Exchange Commission

April 1, 2005

Contractual Obligations

At December 31, 2004, the Company’s contractual obligations, including estimated payments by period, were as follows:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	$111,991	$17,973	$37,041	$22,309	$34,668
Interest Payments on Debt Obligations	28,013	5,645	8,798	6,311	7,259
Operating Lease Obligations	18,431	2,841	4,619	3,355	7,616
Capital Lease Obligations	—	—	—	—	—
Purchase Obligations	26,262	13,475	10,011	2,776	—
Other	8,229	3,355	1,988	578	2,308

Total	$192,926	$43,289	$62,457	$35,329	$51,851

Interest payments on debt obligations represent interest on all Company debt at December 31, 2004. The interest payment amounts related to the variable rate component of the Company’s debt assume that interest will be paid at the rates prevailing at December 31, 2004. Future interest rates may change, and therefore, actual interest payments would differ than those disclosed in this table. Purchase obligations consist of raw material, utility and telecommunication service purchases made in the normal course of business. Other comprises deferred revenues that represent commitments to deliver products, expected 2005 required contributions to the Company’s funded defined benefit pension plans and estimated payments related to the Company’s unfunded defined benefit supplemental executive and outside directors pension plans. The above table does not include $59.3 million of other non-current liabilities recorded on the balance sheet, as summarized in Note 12 to the consolidated financial statements. The non-current liabilities consist of liabilities related to the Company’s funded defined benefit pension plans and deferred compensation plans for which payment periods can not be determined. Non-current liabilities also include environmental and legal liabilities that are primarily contingent in nature (see Note 13 to the consolidated financial statements).

Environmental and Legal Matters

4.	Please tell us what consideration you gave to providing disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material. Please refer to interpretive response to question 3 in SAB Topic 5:Y.

Response –

The Environmental and Legal contingency reserve of $18.9 million at December 31, 2004 was presented in the aggregate based on the following considerations:

Securities and Exchange Commission

April 1, 2005

1.	As described in detail in Item 3, Legal Proceedings, and Item 8, Financial Statements and Supplementary Data (under Footnote 13, Contingencies), the majority of the Company’s Environmental and Legal contingency relates to claims under CERCLA and other environmental laws. The reserve estimates are largely based on feasibility studies and a variety of remediation alternatives submitted to USEPA in remedial action plans. In most cases, a future judicial or regulatory action (such as a Record of Decision by USEPA) is necessary to determine a specific remediation alternative, including the actual costs the Company will incur.

2.	Due to ongoing negotiations and the possibility of future settlement discussions related to individual sites, the Company is concerned that disaggregated disclosure of the Company’s contingency reserve could prejudice the Company and its shareholders by disclosing the amounts the Company expects it will have to pay in each case.

3.	The more significant environmental contingencies making up the Company’s contingency reserve are discussed individually in Item 3, Legal Proceedings as well as in Item 8, Financial Statements and Supplementary Data (under Footnote 13, Contingencies). These disclosures, while not providing disaggregated disclosure of the range of possible loss, do provide the factual basis for the contingency and the expected timing of future regulatory or judicial action.

Financial Statements

Consolidated Statements of Cash Flows

5.	Please tell us more regarding the nature of your borrowing and repayment of notes payable to banks to help us understand the appropriateness of presenting the related cash flows on a net basis along with your revolving debt.

Response –

Borrowings under notes payable to banks consist of daily loans with maturities of 1 to 3 days, used to balance short-term cash needs. In practice, loans under notes payable to banks and under the revolving loan agreement are used together and interchangeably.

Summary of Significant Accounting Policies

Property, Plant and Equipment

6.	Please breakout the machinery and equipment line item into smaller and more meaningful components. In addition, the range of useful lives for your machinery and equipment of 3 to 15 years is very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Securities and Exchange Commission

April 1, 2005

Response – Please see the following revised Property, Plant and Equipment footnote included in the Summary of Significant Accounting Policies. Revisions to the original disclosure are italicized.

Property, Plant and Equipment

Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are generally 30 years for buildings and 15 years for building improvements. For assets classified as machinery and equipment, lives generally used for calculating depreciation expense are from ten to 15 years for manufacturing equipment, from five to ten years for furniture and fixtures, from three to five years for vehicles and from three to ten years for computer equipment and software. Manufacturing of chemicals is capital intensive with over 90 percent of the assets included in machinery and equipment representing manufacturing equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($17,140,000, $17,101,000, and $17,869,000 in 2004, 2003 and 2002, respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Included in the computer equipment and software component of machinery and equipment within property, plant and equipment are costs related to the acquisition and development of internal-use software. Capitalized costs include external direct costs of materials and services consumed in obtaining and developing the software. For development projects where major internal resources are committed, payroll and payroll-related costs incurred during the application development phase of the project are also capitalized. The capitalized costs are amortized over the useful lives of the software, which are generally three to ten years. Costs incurred in the preliminary project phase are expensed.

Interest charges on borrowings applicable to major construction projects are capitalized.

Operating assets are written down to fair value whenever an impairment review indicates that the carrying value cannot be recovered on an undiscounted cash flow basis. See Note 17.

Revenue Recognition

7.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the marketing and administrative line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

a.	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

Securities and Exchange Commission

April 1, 2005

b.	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as marketing or administrative expenses.

Response – Please see the following revised Revenue Recognition footnote included in the Summary of Significant Accounting Policies. Revisions to the original disclosure are italicized. We respectively advise the Staff that comments 7a and 7b are inapplicable as the noted expenses are included in cost of sales.

Revenue Recognition

Revenue is recognized upon shipment of goods to customers, at which time title and risk of loss pass to the customer. For arrangements where the Company consigns product to a customer location, revenue is recognized when the customer uses the inventory. The Company records shipping and handling billed to a customer in a sales transaction as revenue. Costs incurred for shipping and handling are recorded in cost of sales. Volume discounts due to customers are estimated and recorded in the same period as the sales to which the discounts relate and reported as reductions of revenue in the Consolidated Statements of Income.

Cost of sales comprises raw material costs, including inbound freight expense to deliver the raw materials, manufacturing plant labor expenses and various manufacturing overhead expenses, which include utility, maintenance, operating supply, amortization and manufacturing asset depreciation expenses. Cost of sales also includes outbound freight expenses, purchasing and receiving costs, quality assurance expenses, inter-plant transfer costs and warehouse expenses.

Marketing expense comprises salary and the related fringe benefit expenses for marketing and sales personnel and operating costs, such as outside agent commissions, automobile rental and travel-related expenses, which support the sales and marketing functions. Bad debt charges and any depreciation expenses related to marketing assets (e.g. computers) are also classified as marketing expense.

Administrative expense comprises salary and the related fringe benefit expenses and operating costs for the Company’s various administrative functions, which include information services, finance, legal, and human resources. Compensation expense related to the Company’s deferred compensation plans and legal and environmental expenses are also classified as administrative expense.

Note 2 - Goodwill and Other Intangible Assets

8.	Please revise your disclosure to break out trademarks, customer lists, and know-how separately as these appear to be separate intangible asset classes. Please refer to paragraph 44(a)(1) of SFAS 142.

Securities and Exchange Commission

April 1, 2005

Response – Please see the following revised intangibles table of Note 2 that separately breaks out trademarks, customer lists, and know-how.

Note 2 – Goodwill and Other Intangible Assets (revised intangibles table)

The following table reflects the components of all other intangible assets, which all have finite lives, as of December 31, 2004 and 2003.

	Gross Carrying Amount		Accumulated Amortization
	December 31		December 31
(In thousands)	2004	2003	2004	2003
Other Intangible Assets:
Patents	$2,000	$2,000	$867	$733
Trademarks	5,503	5,483	2,548	2,175
Customer lists	4,780	4,459	3,242	2,709
Know-how	8,480	8,464	3,703	3,123
Non-compete agreements	2,413	2,310	2,237	1,960

Total	$23,176	$22,716	$12,597	$10,700

9.	Please briefly disclose the nature of your capitalized know-how.

Response – Please see the following brief description of capitalized know-how. The italicized comments will be included in the financial statement footnotes of future filings.

Capitalized know-how primarily relates to the value of intellectual property rights acquired in conjunction with certain specialty surfactant products acquired from DuPont in 1998. In the underlying purchase agreement, value was assigned to patents, know-how, trademarks and goodwill. Know-how includes intellectual property rights covering proprietary information, written formulae, trade secrets or secret processes, inventions and developmental products (whether patentable or not), discoveries, improvements, compositions, manufacturing processes, manuals, specifications and technical data.

Note 13 - Contingencies

10.	Please revise your disclosure to clarify whether the estimated range of possible environmental and legal losses of $8.8 million to $40.1 million represents the range of possible losses in excess of amounts already accrued.

Response – Please see the following revised contingencies disclosure (revised second paragraph of Note 13). Revisions to the original disclosure are italicized. Deletions from the original disclosure are in parentheses.

Securities and Exchange Commission

April 1, 2005

Note 13. Contingencies (second paragraph)

(Delete this clause: After partial remediation payments at certain sites,) The Company has estimated a range of possible environmental and legal losses from $8.8 million to $40.1 million at December 31, 2004. At December 31, 2004, the Company’s accrued liability (Delete: reserve) for such losses, which represents the Company’s best estimate within the estimated range of possible environmental and legal losses, was $18.9 million for legal contingencies and environmental matters compared to $19.6 million at December 31, 2003.

11.	Please revise your disclosure to clarify whether you believe that environmental and legal matters related to sites for which estimates cannot be made will have a material effect on your cash flows and results of operations.

Response – Please see the following revised contingencies disclosure (revised third paragraph of Note 13). Revisions to the original disclosure are italicized. Deletions from the original disclosure are in parentheses.

Note 13. Contingencies (third paragraph)

For certain sites, estimates cannot be made of the total costs of compliance, or the Company’s share of such costs; accordingly, the Company is unable to predict the effect thereof on the Company’s financial position, cash flows and results of operations. Management believes that in the event of one or more adverse determinations in any annual or interim period, the impact on the Company’s (Delete: financial position) cash flows and results of operations for those periods could be material. However, based upon the Company’s present belief as to its relative involvement at these sites, other viable entities’ responsibilities for cleanup, and the extended period over which any costs would be incurred, the Company believes that these matters will not have a material effect on the Company’s financial position.

Note 15 - Segment Reporting

12.	Please disclose the nature of your corporate manufacturing expenses and why you do not allocate them to your reportable segments.

Response – Please see the following revised segment reporting disclosure (revised paragraph following the reconciliation of segment data to the consolidated financial statements; page 66 of the Company’s 2004 Form 10-K). Revisions to the original disclosure are italicized.

However, further to your point, management and the Audit Committee had recently discussed this very issue and recommended allocating the corporate manufacturing expenses to the reportable segments beginning in the first quarter of 2005. This will allow the chief operating decision makers to review results of operations with these costs included, which they have not done in the past.

Securities and Exchange Commission

April 1, 2005

Note 15. Segment Reporting (paragraph following the reconciliation of segment data to the consolidated financial statements)

Unallocated corporate expenses include corporate administrative and corporate manufacturing expenses, which are not included in segment operating income and not used to evaluate segment performance. Corporate manufacturing expenses, which are included in cost of sales in the Consolidated Statements of Income, are corporate support costs for engineering, purchasing and transportation. The Company does not allocate corporate manufacturing costs to the operating segments because the chief operating decision makers do not use such costs in exercising managerial control and direction for the operating segments. Unallocated corporate assets include items such as deferred tax asset, prepaid assets, Philippine joint venture investment, long term deferred compensation related investments, corporate fixed assets and the LIFO inventory reserve, which are not allocated to segments.

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As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, you may contact me at (847) 501-2164.

Sincerely,

James E. Hurlbutt

Vice President - Finance

cc:	Elizabeth C. Kitslaar, Esq.